EXHIBIT 2

Osmium Partners Considers Great Hill Partners’ Offer Grossly Inadequate

•	Urges Special Committee to reject this outrageous offer

•	Encourages the Board of Directors to hire an investment bank to undertake an open and fair process

•
Applauds Management’s efforts for growing JDate.com 10% in the Second Half of 2009, and adding 10,000 paying subscribers over the last two quarters outside General Markets segment after 10 quarters of declines

•	Osmium would reject any offer less than $6 per share

Dear Board Members,

Osmium Partners beneficially owns 6.1% of Spark Networks common stock. We are outraged and deeply disappointed to see that Great Hill Partners (GHP) offered a 5% premium to market to acquire the 56% of Spark Networks that it does not already own, for a paltry 5.2 multiple of enterprise value to heavily depressed adjusted EBITDA. When GHP invested 5 years ago, the valuation equated to $6.95 a share or 11.2x current EBITDA, and after growing EBITDA significantly over that time frame GHP now expects to buy out fellow investors at a multiple of 5.2 times adjusted EBITDA. Recent results are encouraging with Jewish Networks’ subscribers growing 10% over the last two quarters. We believe in a fair sale process that included Match.com, eHarmony, and others potential bidders that the business could sell in the $6-$7 range today.

Spark Networks’ management has in JDate what they term an “iconic” business with a “dominant brand and very high margins” which translates into approximately 92% contribution margins. However, these attractive economics are obscured by management’s investments in the Other Affinity segment, which only has 33% contribution margins. Furthermore, Spark Networks is one of the least efficient operations in the industry, generating only $224,000 per employee versus a peer range of $650,000-$1,000,000. All of the decline in total subscribers over the last three years can be attributed to a management ordered intentional run-off of the General Markets segment. Other factors that have hurt the company’s ability to grow include a 14% price hike on JDate in April 2008, a 50% cut in JDate’s marketing budget, and a large investment in subscale brands with deteriorating economics. Despite all these factors Spark still generates 23% adjusted EBITDA margins.

In our opinion, Great Hill Partners is focusing undue attention on overstated negative factors while ignoring the improvement in subscriber growth in an attempt to acquire our stock at a valuation of less than half of what we think an industry buyer would pay. The current valuation reflects only 4.8x an average of the last four years free cash flow.

We believe management considers JDate an “iconic” business with a “dominant brand” due to the following JDate subscriber attributes (from June 2009 investor presentation):

80% come to the site organically
1/3 of members earn over $100K, 2/3 make over $55K
45% have graduate degrees
94% have college degrees
55% women 45% men
90-93% contribution margins (revenue less marketing)

In summary, Spark is an extraordinary business with extremely high returns on capital, a dominant brand in JDate, a recurring revenue subscription model, and strong user demographics.

Let us review recent history:

•
In December 2004 and June 2005 GHP invested $47 million for a 33% stake in Spark Networks at a $143 million weighted average whole company enterprise valuation. On current numbers GHP entry investment was made at 11.2x EV/EBITDA.

•	Between 2006 and 2008, Spark used almost $45 million to repurchase shares at a weighted average stock price of $4.20, equating to a 7.4x EV/EBITDA multiple based on 2009 results.

•
In January 4, 2008 NY Times reporter Andrew Ross Sorkin wrote an article claiming that eHarmony, Yahoo, and Match.com were rumored to be interested in paying up to $185mn to acquire Spark Networks or $9.05 a share which represents a 16.7 EV/EBITDA based on 2009 results.

•	In June 2008, the current CEO bought 70,500 shares at $4.15 a share ($84.5mn enterprise valuation) or 7.4x EV/EBITDA based on 2009 results.

Finally, GHP now expects to buy the 54% they do not own for a meager enterprise valuation of $55 million or 5.2 EV/EBITDA based on 2009 results.

Industry margins and valuation multiples have remained fairly steady over the last several years. Private transactions have occurred at 9.1x EBITDA, which would equate to $5.43 a share, and public market comparables trade at 11.3x EBITDA, which would imply $6.73 a share. We think both implied valuations are understated due to the current inefficiencies in the business. Please see the valuation exhibits below.

In our opinion the company has not done enough to increase its exposure as a public company, such as seek Wall Street analyst coverage, attend conferences, road shows, or do anything proactive to court prospective investors. These actions have been costly; in fact, since GHP has been an investor with a board seat, the value of the company has dropped from $147mn to $62mn.

Why might a strategic buyer pay more than a financial buyer such as GHP?

•	From a customer acquisition standpoint the larger the marketing budget the lower the per customer acquisition cost. (Spark Networks’ two largest competitors have 6-9 times the revenue.)

•	Match.com’s ownership of People Media and Spark’s affinity brands are typically #1 and #2 in each category they compete in. We believe combining these businesses would be extremely accretive.

•
Subscription fees are typically based on regional subscriber concentration; the bigger the network typically the higher the monthly subscription fees. Competitors have significant membership bases to cross sell and significantly grow the various brands while increasing ARPU.

From September to December 2009 we had several conversations with the management of Spark Networks, in which we conveyed our belief that the company was significantly undervalued and that JDate could be readily sold for $6-7 on a standalone basis. Management agreed that Spark Networks’ valuation at the time was “ridiculous,” but said the company was uncomfortable undertaking a formal investor relations program given the drop in subscribers over the years even if the stock was highly undervalued at around 4x cash flow. Nevertheless, management acknowledged that JDate’s value inside of Spark Networks was significantly higher, but they considered taking action to realize this value “uninteresting” and indicated that they were playing for something significantly greater over time. We were frustrated, but as patient long-term oriented investors we agreed that there was significant upside which would be realized over time.

Spark investors have been waiting years to reach this inflection point and in our opinion Great Hill Partners is attempting to acquire our asset without proper compensation including a reasonable change of control premium. How many “iconic” businesses with 92% contribution margins sell for approximately 5x depressed EBITDA or 2x JDate contribution margin? Given ample evidence, we believe Spark Networks is inexpensively valued in the $6-7 dollar range. Therefore, we consider Great Hill Partners’ offer outrageous and grossly inadequate, and intend to aggressively defend our rights as shareholders.

Sincerely,

John H. Lewis
Managing Partner
Osmium Partners

Exhibits

Publicly Traded Comparables

				LTM EV Multiples
Ticker	Company Name	Mkt Cap ($MM)	Ent. Value ($MM)	EBITDAS		Revenue		LTM EBITDAS Margin

ACOM	Ancestry.com	$728	$728	11.1	x	3.2	x	29%

HGRD	Health Grades	$164	$145	12.5	x	2.8	x	22%

TZOO	Travelzoo Inc.	$196	$176	11.1	x	1.9	x	17%

MEET	Meetic	€504	€480	11.4	x	2.9	x	26%

			Median	11.3	x	2.8	x	24%

LOV	Spark Networks	$64	$55	5.2	x	1.2	x	23%

Precedent Transaction Comparables

				LTM EV Multiples
Date	Acquiror	Target	Value	EBITDA		Revenue

12/19/02	USA Interactive	uDate.com	$108	9.1	x	2.9	x

2/19/09	Meetic	Match.com Intl.	€88	10.4	x	1.5	x

7/6/09	Match.com	People Media	$80	6.9	x	2.6	x

			Median	9.1	x	2.6	x

3/2/10	Great Hill Partners	Spark Networks	$55	5.2	x	1.2	x

Sum of the Parts Valuation

			Multiple Range				Value ($MM)		Value Per Share
	Metric	($MM)	Low		High		Low	High	Low	High

Jewish Networks	EBITDA (1)	$14.0	8.0	x	10.0	x	$112.0	$140.0	$5.44	$6.80

Other Affinity	Revenue	$12.8	0.5	x	1.0	x	$6.4	$12.8	$0.31	$0.62

General Markets	None	$0.0	—		—		$0.0	$0.0	$0.00	$0.00

Real Estate For Sale	Offer Value	$2.0	1.0	x	1.0	x	$2.0	$2.0	$0.10	$0.10

Net Cash	Book Value	$6.2	1.0	x	1.0	x	$6.2	$6.2	$0.30	$0.30

Deferred Tax Assets	Book Value(2)	$35.0	0.1	x	0.2	x	$3.5	$7.0	$0.17	$0.34

Total							$130.1	$168.0	$6.32	$8.16

Sources: Capital IQ and company press releases.
(1)	Jewish Networks current EBITDA estimated by Osmium assuming an efficient cost structure.
(2)	Current book value of deferred tax asset estimated by Osmium.

DISCLAIMER

Certain factual and statistical (both historical and projected) industry and market data and other information contained herein was obtained by Osmium Partners from independent, third-party sources that it deems to be reliable. However, Osmium Partners has not independently verified any of such data or other information, or the reasonableness of the assumptions upon which such data and other information was based, and there can be no assurance as to the accuracy of such data and other information. Further, many of the statements and assertions contained herein reflect the belief of Osmium Partners, which belief may be based in whole or in part on such data and other information. Osmium Partners recognizes that there may be confidential or otherwise non-public information in the possession of the companies discussed in this letter that could lead these companies or others to disagree with Osmium Partners’ conclusions.

The analyses provided may include certain statements, assumptions, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies. Such statements, assumptions, estimates, and projections reflect various assumptions by Osmium Partners concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, assumptions, estimates or projections or with respect to any other materials herein. Actual results may vary materially from the estimates and projected results contained herein. Osmium Partners disclaims any obligation to update this letter.

Funds and separately managed accounts managed by Osmium Partners own Spark Networks common stock. Osmium Partners manages funds that are in the business of actively trading - buying and selling - securities and other financial instruments. Osmium Partners in the future may change its investment position in Spark Networks and possibly increase, decrease, dispose of, or change the form of its investment for any or no reason.

This letter should not be considered a recommendation to buy, sell, or hold any investment. In addition, this letter is neither an offer to purchase nor a solicitation of an offer to sell any securities of Spark Networks or any of the other companies mentioned in this letter.